EXHIBIT 12.1
ENTERTAINMENT PROPERTIES TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Six Months Ended
	June 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:

Income before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations	$50,090	$125,568	$97,503	$80,535	$68,188	$53,732
Fixed charges	35,405	72,658	61,376	49,092	44,203	41,678
Distributions from equity investments	493	2,262	1,239	874	855	811
Capitalized interest	(434)	(797)	(494)	(100)	(160)	(688)

Adjusted Earnings	$85,554	$199,691	$159,624	$130,401	$113,086	$95,533

Fixed Charges:

Interest expense, net (including amortization of deferred financing fees)	$34,919	$70,951	$60,505	$48,866	$43,749	$40,011
Interest income	52	910	377	126	294	979
Capitalized interest	434	797	494	100	160	688

Total Fixed Charges	$35,405	$72,658	$61,376	$49,092	$44,203	$41,678

Ratio of Earnings to Fixed Charges	2.4x	2.7x	2.6x	2.7x	2.6x	2.3x